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                 December 8, 2021

       Jonathan Solomon
       Chief Executive Officer
       BiomX Inc.
       22 Einstein St., Floor 5
       Ness Ziona, Israel 7414003

                                                        Re: BiomX Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 30,
2021
                                                            File No. 333-261419

       Dear Mr. Solomon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Howard Berkenblit